UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2005

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Plc

To:
London Stock Exchange
JSE Securities Exchange SA
New York Stock Exchange

Date: 28 October 2005

For Release: Immediately

Contact: Ines Watson - +44 (0) 20 7802 4176

Notification of interests of directors or other persons discharging managerial responsibilities

BHP Billiton Plc announces the following transaction made by Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, in Ordinary shares of US$0.50 in BHP Billiton Plc.

Date of                     Type of                  Number of                 Price per            Date
Transaction              Transaction           Shares                      Share                 Notified

26 October 2005         Purchase              200,000                   PDS8.2988       27 October 2005

This transaction was made on behalf of the Billiton Employee Share Ownership Trust (not any director or other person discharging managerial responsibilities subject to the Company's Securities Dealing Code).

Following the above transaction, the following individuals (being executive directors and other persons discharging managerial responsibilities under the Company's Securities Dealing Code) have an interest in the balance held by the Trust of 497,646 shares as potential beneficiaries of the Trust: Messrs M Kloppers and M Salamon.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 28 October 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary